UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
Form T-3
FOR APPLICATIONS FOR QUALIFICATION OF INDENTURE
UNDER THE TRUST INDENTURE ACT OF 1939

PRG-Schultz International, Inc.
(Name of Applicant)
600 Galleria Parkway, Suite 600
Atlanta, GA 30339
(Address of Principal Executive Offices)
Securities to be Issued Under the Indentures to be Qualified:

Title of Class	Amount

11.0% Senior Notes due 2011	up to $50,000,000 plus an additional principal amount equal to the aggregate accrued and unpaid interest on notes to be exchanged

10.0% Senior Convertible Notes due 2011	up to $60,000,000

Approximate date of proposed public offering:
As soon as practicable

Clinton McKellar, Jr., Esq.
Senior Vice President, General Counsel and Secretary
600 Galleria Parkway, Suite 600
Atlanta, GA 30339
(Name and Address of Agent for Service)
With a copy to:
W. Stuart Ogg, Esq.
Weil, Gotshal & Manges LLP
200 Crescent Court, Suite 300
Dallas, Texas 75201
The Applicant hereby amends this Application for Qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment that specifically states that it shall supersede this amendment or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, may determine upon the written request of the Applicant.

GENERAL
Item 1. General Information
     (a) The Applicant, PRG-Schultz International, Inc., is a corporation.
     (b) The Applicant was organized under the laws of the State of Georgia.
Item 2. Securities Act Exemption Applicable
     The Applicant is offering (the “Exchange Offer”) to exchange:
•	$400 principal amount of its 11.0% Senior Notes due 2011 (the “Senior Notes”), plus an additional amount of principal equal to any accrued and unpaid interest due on the Existing Notes (as defined below) held by the tendering holder to, but not including, the closing date of the Exchange Offer;

•	$480 principal amount of its 10.0% Senior Convertible Notes Due 2011 (the “Senior Convertible Notes” ) convertible into new 10.0% Senior Series B Convertible Participating Preferred Stock (the “Series B Convertible Preferred Stock”) and/or common stock of the Applicant; and

•	one share, $120 liquidation preference, of its 9.0% Senior Series A Convertible Participating Preferred Stock convertible into common stock of the Applicant (the “Series A Convertible Preferred Stock” and, collectively with the Senior Notes, the Senior Convertible Notes and the Series B Convertible Preferred Stock, the “New Securities”);
for each $1,000 principal amount of outstanding 4.75% Convertible Subordinated Notes due 2006 (CUSIP Nos. 743168-AA-4 and 69357C-AA-5) issued by the Applicant (the “Existing Notes”). The complete terms of the Exchange Offer are contained in the Offering Circular, dated as of February 1, 2006 (the “Offering Circular”).
     The New Securities are being offered by the Applicant in reliance on an exemption from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), afforded by section 3(a)(9). The New Securities are proposed to be offered for exchange by the Applicant with its existing security holders exclusively and solely for the Existing Notes of the Applicant. No sales of securities of the same class as the New Securities have been or are to be made by the Applicant or by or through an underwriter at or about the same time as the Exchange Offer for which the exemption is claimed; provided that the Applicant has agreed to file a non-underwritten resale registration statement for certain of its affiliates shortly after completion of the Exchange Offer. No consideration has been, or is to be given, directly or indirectly, to any person in connection with the transaction, except for the customary payments to be made in respect of preparation, printing and mailing of the Offering Circular and related documents and the engagement of US Bank Corporate Trust Services as Exchange Agent and Innisfree M&A Incorporated as Information Agent for the Applicant. No holder of the Existing Notes has made or will be requested to make any cash payment to the Applicant in connection with the Exchange Offer.
AFFILIATIONS
Item 3. Affiliates
     Set forth below is a list of the affiliates of the Applicant prior to and after the date the consummation of the Exchange Offer, including a list of all subsidiaries of the Applicant. Each affiliate listed below is a subsidiary of the Applicant and is, directly or indirectly, wholly owned by the Applicant.

Jurisdiction of Incorporation
Affiliate	or Qualification
PRG-Schultz Australia, Inc	Georgia
Cost Recovery Professional PTY LTD	Australia
Profit Recovery Professional PTY LTD	Australia
PRG-Schultz Belgium, Inc	Georgia
PRG-Schultz Canada, Inc	Georgia

Jurisdiction of Incorporation
Affiliate	or Qualification
PRG-Schultz Canada Corp.	Canada
The Profit Recovery Group Germany, Inc.	Georgia
PRG-Schultz (Deutschland) GmbH	Germany
PRG-Schultz France, Inc.	Georgia
The Profit Recovery Group Mexico, Inc.	Georgia
The Profit Recovery Group Holdings Mexico, S de RL de CV	Mexico
The Profit Recovery Group Servicios Mexico, S de RL de CV	Mexico
The Profit Recovery Group de Mexico, S de RL de CV	Mexico
PRG-Schultz USA, Inc.	Georgia
PRGRS, Inc.	Delaware
PRGLS, Inc.	Delaware
The Profit Recovery Group Netherlands, Inc.	Georgia
PRG-Schultz Nederland, B.V	Netherlands
The Profit Recovery Group New Zealand, Inc.	Georgia
The Profit Recovery Group Asia, Inc.	Georgia
PRG-Schultz International PTE LTD	Singapore
PRG-Schultz Suzhou’ Co. Ltd	China
The Profit Recovery Group South Africa, Inc.	Georgia
The Profit Recovery Group Switzerland, Inc.	Georgia
PRG International, Inc.	Georgia
PRGFS, Inc.	Delaware
The Profit Recovery Group Italy, Inc.	Georgia
PRG-Schultz Italia SRL	Italy
The Profit Recovery Group Spain, Inc.	Georgia
PRG Holding Co. (France) No. 1, LLC	Delaware
PRG Holding Co. (France) No. 2, LLC	Delaware
PRG-Schultz Japan, Inc.	Georgia
PRG-Schultz Puerto Rico, Inc.	Georgia
The Profit Group Costa Rica, Inc.	Georgia
PRG USA, Inc.	Georgia
PRG-Schultz Norway, Inc.	Georgia
PRG-Schultz Portugal, Inc.	Georgia
PRG International CR s.r.o	Czech Republic
PRG-Schultz Colombia Ltda	Colombia
PRG-Schultz Svenska A.B	Sweden
PRG-Schultz Venezuela S.R.L	Venezuela
HS&A Acquisition UK, Inc.	Texas
PRG-Schultz UK, Ltd.	United Kingdom
Howard Schultz & Associates (Asia) Limited	Hong Kong
HS&A International PTE LTD	Singapore
PRG-Schultz (Thailand) Co., Limited	Thailand
Howard Schultz de Mexico, S.A. de C.V	Mexico
PRG-Schultz Insurance Limited	Bermuda
Profit Recovery Brasil Ltda	Brazil
The Profit Recovery Group Argentina, S.A	Argentina
Meridian Corporation Limited	Jersey
JA Ewing, Inc.	New York
Meridian VAT Reclaim Operations Limited	Ireland
Meridian VAT Processing (N. America) Limited	Ireland
Meridian VAT Reclaim, Inc.	Delaware
Meridian VAT Reclaim Canada, Inc.	Canada
Meridian VAT Processing (International) Limited	Ireland
Meridian Sverige AB	Sweden
Meridian VAT Reclaim Services Limited	United Kingdom
Meridian VAT Reclaim France, S.A.R.L	France
Meridian VAT Reclaim Hong Kong Limited	Hong Kong
Meridian VAT Reclaim (Pty) Limited	South Africa
VATClaim International (Pty) Limited	South Africa

Jurisdiction of Incorporation
Affiliate	or Qualification
Meridian VAT Reclaim (India) Private Limited	India
Meridian VAT Reclaim (UK) Limited	United Kingdom
VAT Claim International (UK) Limited	United Kingdom
Meridian VAT Reclaim (Australia PTY) Limited	Australia
Meridian VAT Reclaim (Schweiz) AG	Switzerland
Meridian, Inc.	Japan
Meridian VAT Reclaim Korea Company Limited	Korea
Meridian VAT Reclaim GmbH	Germany
Meridian VAT Processing (Japan) Limited	Ireland
PRG-Schultz Chile, Inc.	Chile
PRG-Polska Sp. Zo. O	Poland
PRG-Schultz Ireland Limited	Ireland
Vatclaim International (Ireland) Limited	Ireland
Tamebond Limited	United Kingdom
     In addition, see Item 4 for directors and executive officers of the Applicant, some of whom may be deemed to be affiliates of the Company by virtue of their position, and Item 5 for owners of more than 10% of our voting securities, who may be deemed affiliates of the Company by virtue of their stock ownership. Blum Capital Partners, L.P. and Berkshire Partners each have the conditional right to designate a board member for nomination at the annual meeting.
MANAGEMENT AND CONTROL
Item 4. Directors and Executive Officers
     The following table sets forth the names of and all offices held by all current directors and executive officers of the Applicant. The address for each director and officer listed below is c/o PRG-Schultz International, Inc., 600 Galleria Parkway, Suite 600, Atlanta, GA 30339.

Name	Office
James B. McCurry	President, Chief Executive Officer and Director
Peter Limeri	Chief Financial Officer and Treasurer
James L. Benjamin	Executive Vice President — US Operations
Derek Adams	Senior Vice President — Information Technology
Gerald E. Daniels	Director
Garth H. Greimann	Director (Mr. Greimann is the designee of Berkshire Partners)
Jimmy M. Woodward	Director
David A. Cole	Director
Thomas S. Robertson	Director
     It is currently expected that James B. McCurry and David A. Cole will serve as directors on the Applicant’s Board of Directors after the consummation of the Exchange Offer. The other persons who shall serve as directors on the Applicant’s Board of Directors will be selected prior to the consummation of the Exchange Offer. It is expected that existing executive officers of the Applicant shall continue to serve in their current capacities after the consummation of the Exchange Offer.
Item 5. Principal Owners of Voting Securities
     Presented below is certain information regarding each person expected, on the basis of present holdings, commitments and information, to own 10% or more of the Applicant voting securities to be outstanding as of January 31, 2006.

Percentage of
			Percentage of	Voting Securities
			Voting Securities	After the Exchange
Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Currently Owned	Offer
Blum Capital Partners, L.P 909 Montgomery St., Suite 400 San Francisco, CA 94133	Common Stock	9,287,073	17.0%	21.3%

     The Applicant does not currently have the necessary information available to it to determine whether any additional holders will be holders of 10% or more of the voting securities of the Applicant after the consummation of the Exchange Offer.
UNDERWRITERS
Item 6. Underwriters.
     (a) Within the three years prior to the date of the filing of this application, no securities have been offered which are outstanding on the date of this application.
     (b) No person is acting as principal underwriter of the securities proposed to be offered pursuant to the Indentures.
CAPITAL SECURITIES
Item 7. Capitalization
     (a) (1) The following tables set forth certain information with respect to each authorized class of securities of the Applicant as of January 1, 2006. The voting rights with respect to the voting securities of the Applicant, are contained in subsection (b) below.

Title of Equity Securities	Amount Authorized	Amount Outstanding
Common Stock, no par value	200,000,000	62,152,307
Preferred Stock, no par value	1,000,000	0

	Principal Amount	Principal Amount
	Issued Under	Outstanding as of
	Applicable	January 31,
Title of Debt Securities	Indenture	2006*
4.75% Convertible Subordinated Notes due 2006	$125,000,000	$125,000,000

*	Excludes approximately $1.7 million that will be accrued and unpaid interest up to, but not including, an anticipated closing date of March 10, 2006.
     (2) The following table sets forth certain information with respect to each class of securities of the Applicant to be authorized and outstanding as of the consummation of the Exchange Offer.

Title of Class	Amount Authorized		Amount Outstanding
Common Stock	200,000,000		62,152,307
Preferred Stock, no par value	1,000,000		125,000
9% Senior Series A Convertible Participating Preferred Stock	125,000		125,000
10% Senior Series B Convertible Participating Preferred Stock	125,000		0
11% Senior Notes due 2011	$50,000,000	*	$50,000,000	*
10% Senior Convertible Notes due 2011	$60,000,000		$60,000,000

*	Plus an additional principal amount equal to the aggregate accrued and unpaid interest on notes to be exchanged.

     (b) (1) As of the date of this application, each share of common stock entitles the holder thereof to one vote on each matter submitted to a vote at all meetings of holders of Applicant’s Common Stock.
     (2) As of the consummation of the Exchange Offer, each share of common stock will entitle the holder thereof to one vote on each matter submitted to a vote at all meetings of holders of Applicant’s common stock.
     (3) Each share of Series A Convertible Preferred Stock will entitle the holder thereof to the number of votes equal to the number of shares of common stock that is then convertible on each matter that such holder of Series A Convertible Preferred Stock is entitled to vote upon.
     (4) Each share of Series B Convertible Preferred Stock will entitle the holder thereof to the number of votes equal to the number of shares of common stock is then convertible on each matter that such holder of Series B Convertible Preferred Stock is entitled to vote upon.
     (5) The common stock, the Series A Convertible Preferred Stock and the Series B Convertible Preferred Stock will vote as a single class, except in the limited circumstances provided by Georgia law and the respective certificates of designation.
INDENTURE SECURITIES
Item 8. Analysis of Indenture Provisions.
Senior Notes
     The following is a general description of certain provisions of the indenture governing the Senior Notes (the “Senior Notes Indenture”) to be qualified. The description is qualified in its entirety by reference to the form of Senior Note Indenture filed as Exhibit T3C-1 hereto. Capitalized terms used below and not defined herein have the meanings given to such terms in the Senior Notes Indenture.
(a) Events of Default; Withholding of Notice
     Each of the following events will constitute an “Event of Default” under the Senior Notes Indenture: (1) the Applicant’s failure to pay when due the principal of or premium, if any, on any of the Senior Notes at maturity, upon redemption or exercise of a repurchase right or otherwise; (2) the Applicant’s failure to pay an installment of interest on any of the Senior Notes that continues for 30 days after the date when due; (3) the Applicant’s failure to perform or observe any other term, covenant or agreement contained in the Senior Notes or the Senior Notes Indenture for a period of 30 days after written notice of such failure, requiring the Applicant to remedy the same, shall have been given to the Applicant by the Trustee or to the Applicant and the Trustee by the holders of at least 25% in aggregate principal amount of the Senior Notes then outstanding; (4) the Applicant’s failure to give the notice required by the Senior Notes Indenture regarding any Change in Control or Asset Sale Offer within the time period prescribed by the Senior Notes Indenture after the occurrence of such Change in Control or Asset Sale; (5) (A) one or more defaults in the payment of principal of or premium, if any, on any of the Applicant’s or its Restricted Subsidiaries’ Indebtedness aggregating $5.0 million or more, when the same becomes due and payable at the scheduled maturity thereof, and such default or defaults shall have continued after any applicable grace period and shall not have been cured or waived within a thirty day period after the date of such default or (B) any of the Applicant’s or its Restricted Subsidiaries’ Indebtedness aggregating $5.0 million or more shall have been accelerated or otherwise declared due and payable, or required to be prepaid or repurchased (other than by regularly scheduled required payment) prior to the scheduled maturity thereof and such acceleration is not rescinded or annulled within a thirty day period after the date of such acceleration; (6) final unsatisfied judgments not covered by insurance aggregating in excess of $5.0 million rendered against the Applicant or its Restricted Subsidiaries and not stayed, bonded or discharged within 60 days; (7) certain events of the Applicant’s bankruptcy, insolvency or reorganization or that of any of its Significant Subsidiaries, including the Applicant’s filing of a voluntary petition seeking liquidation, reorganization arrangement, readjustment of debts or for any other relief under the federal bankruptcy code; or (8) one or more defaults under the Senior Convertible Notes Indenture with respect to the Senior Convertible Notes should have occurred and be continuing.

     The Senior Notes Indenture provides that the Trustee shall, within 90 days of the occurrence of an Event of Default, give to the registered holders of the Senior Notes notice of all uncured defaults known to it, but the Trustee shall be protected in withholding such notice if it, in good faith, determines that the withholding of such notice is in the best interest of such registered holders, except in the case of a default in the payment of the principal of, or premium, if any, or interest on, any of the Senior Notes when due or in the payment of any redemption or repurchase obligation.
     If an Event of Default with respect to certain events of the Applicant’s bankruptcy occurs and is continuing, then automatically the principal of all the Senior Notes and the accrued and unpaid interest thereon shall become immediately due and payable. If an Event of Default shall occur and be continuing, other than with respect to the Applicant’s bankruptcy, the default not having been cured or waived, the Trustee or the holders of at least 25% in aggregate principal amount of the Senior Notes then outstanding may declare the Senior Notes due and payable at their principal amount together with accrued and unpaid interest, and thereupon the Trustee may, at its discretion, proceed to protect and enforce the rights of the holders of Senior Notes by appropriate judicial proceedings. Such declaration may, upon certain conditions, be rescinded or annulled with the written consent of the holders of a majority in aggregate principal amount of the Senior Notes then outstanding.
     The Trustee, subject to the duty of the Trustee during default to act with the required standard of care, is entitled to be indemnified by the holders of Senior Notes before proceeding to exercise any right or power under the Senior Notes Indenture at the request of such holders. The Senior Notes Indenture provides that, subject to certain limitations, the holders of a majority in aggregate principal amount of the Senior Notes then outstanding through their written consent may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred upon the Trustee.
(b) Authentication and Delivery of Notes; Use of Proceeds
     The Senior Notes shall be executed on behalf of the Applicant by any Officer, under its corporate seal impressed or reproduced thereon. The signature of the Officer on the Senior Notes may be manual or by facsimile. Notes bearing the manual or facsimile signatures of individuals who were at the time of the execution of the Senior Notes proper Officers of the Company shall bind the Company, notwithstanding that such individuals or any of them have ceased to hold such offices prior to the authentication and delivery of such Senior Notes or did not hold such offices at the date of authentication of such Senior Notes.
     The Senior Notes will not be valid until an authorized representative of the Trustee manually signs the certificate of authentication on the Senior Notes. The signature will be conclusive evidence that the Senior Notes have been authenticated under the Senior Notes Indenture.
     Senior Notes offered and exchanged shall be issued, initially in the form of a Global Note in registered form, which shall be deposited with the Trustee, as custodian for, and registered in the name of, The Depository Trust Company or its nominee, and shall be duly executed by the Applicant and authenticated by the Trustee. The aggregate principal amount of the Global Note may from time to time be increased or decreased by adjustments made on the records of the Trustee and the Depositary.
     The Applicant will not receive any proceeds from the issuance of the Senior Notes because the Senior Notes are being issued as part of an exchange for Existing Notes.
(c) Release and Substitution of Property Subject to the Lien of the Senior Notes Indenture
     The Senior Notes are unsecured obligations of the Applicant. As such, the Senior Notes are not secured by any lien on any property.
(d) Satisfaction and Discharge
     The Applicant may discharge its obligations under the Senior Notes Indenture while Senior Notes remain outstanding, subject to certain conditions, if (1) all outstanding Senior Notes will become due and payable at their scheduled maturity within 60 days or (2) all outstanding Senior Notes are scheduled for redemption within 60 days, and, in either case, the Applicant has deposited with the Trustee for the purpose of making such principal or redemption payment an amount sufficient to pay and discharge all outstanding Senior Notes on the date of their scheduled maturity or the scheduled date of redemption.
(e) Evidence Required to be Furnished by the Applicant to the Trustee as to Compliance with the Conditions and Covenants contained in the Senior Notes Indenture
     The Applicant shall deliver to the Trustee within 120 days after the end of each fiscal year of the Applicant (beginning with the fiscal year ending on December 31, 2006) an Officers’ Certificate, stating whether or not to the knowledge of the signers thereof the Company is in default in the performance and observance of any of the terms, provisions and conditions of the Senior Notes Indenture (without regard to any period of grace or requirement of notice) and if the Applicant shall be in default, specifying all such defaults and the nature and status thereof of which they may have knowledge.
Senior Convertible Notes
The following is a general description of certain provisions of the indenture governing the Senior Convertible Notes (the “Senior Convertible Notes Indenture”) to be qualified. The description is qualified in its entirety by reference to the form of Senior Convertible Notes Indenture filed as Exhibit T3C-2 hereto. Capitalized terms used below and not defined herein have the same meanings given to such terms in the Senior Convertible Notes Indenture.
(a) Events of Default; Withholding of Notice
     Each of the following events will constitute an Event of Default under the Senior Convertible Notes Indenture: (1) the Applicant’s failure to pay when due the principal of or premium, if any, on any of the Senior Convertible Notes at maturity, upon redemption or exercise of a repurchase right or otherwise; (2) the Applicant’s failure to pay an installment of interest on any of the Senior Convertible Notes that continues for 30 days after the date when due; (3) the Applicant’s failure to deliver shares of Series B Convertible Preferred Stock or common stock, as applicable, together with cash in lieu of fractional shares, if any, when such shares or cash are required to be delivered for conversion of a Senior Convertible Note and such failure continues for 10 days after such delivery date; (4) the Applicant’s failure to perform or observe any other term, covenant or agreement contained in the Senior Convertible Notes or the Senior Convertible Notes Indenture for a period of 30 days after written notice of such failure, requiring the Applicant to remedy the same, shall have been given to the Applicant by the Trustee or to the Applicant and the Trustee by the holders of at least 25% in aggregate principal amount of the Senior Convertible Notes then outstanding; (5) the Applicant’s failure to give the notice required by the Senior Convertible Notes Indenture regarding any offer to purchase upon a Change in Control within the time period prescribed by the Senior Convertible Notes Indenture after the occurrence of such Change in Control; (6) (A) one or more defaults in the payment of principal of or premium, if any, on any of the Applicant’s or its Subsidiaries’ Indebtedness aggregating $5.0 million or more, when the same becomes due and payable at the scheduled maturity thereof, and such default or defaults shall have continued after any applicable grace period and shall not have cured or waived within a thirty day period after the date of such default or (B) any of the Applicant’s or its Subsidiaries’ Indebtedness aggregating $5.0 million or more shall have been accelerated or otherwise declared due and payable, or required to be prepaid or repurchased (other than by regularly scheduled required payment) prior to the scheduled maturity thereof and such acceleration is not rescinded or annulled within a thirty day period after the date of such acceleration; (7) final unsatisfied judgments not covered by insurance aggregating in excess of $5.0 million rendered against the Applicant or any of its subsidiaries and not stayed, bonded or discharged within 60 days; or (8) certain events of the Applicant’s bankruptcy, insolvency or reorganization or that of any of its Significant Subsidiaries, including the Applicant’s filing of a voluntary petition seeking liquidation, reorganization arrangement, readjustment of debts or for any other relief under the federal bankruptcy code.
     The Senior Convertible Notes Indenture provides that the Trustee shall, within 90 days of the occurrence of an Event of Default, give to the registered holders of the Senior Convertible Notes notice of all uncured defaults known to it, but the Trustee shall be protected in withholding such notice if it, in good faith, determines that the withholding of such notice is in the best interest of such registered holders, except in the case of a default in the payment of the principal of, or premium, if any, or interest on, any of the Senior Convertible Notes when due or in the payment of any redemption or repurchase obligation.
     If an Event of Default with respect to certain events of the Applicant’s bankruptcy occurs and is continuing, then automatically the principal of all the Senior Convertible Notes and the accrued and unpaid interest thereon shall become immediately due and payable. If an Event of Default shall occur and be continuing, other than with respect to the Applicant’s bankruptcy, and the default has not been cured or waived, the Trustee or the holders of at least 25% in aggregate principal amount of the Senior Convertible Notes then outstanding may declare the Senior Convertible Notes due and payable at their principal amount together with accrued and unpaid interest, and thereupon the Trustee may, at its discretion, proceed to protect and enforce the rights of the holders of Senior Convertible Notes by appropriate judicial proceedings. Such declaration may, upon certain conditions, be rescinded or annulled with the written consent of the holders of a majority in aggregate principal amount of the Senior Convertible Notes then outstanding.
     The Senior Convertible Notes Indenture contains a provision entitling the Trustee, subject to the duty of the
     Trustee during default to act with the required standard of care, to be indemnified by the holders of Senior Convertible Notes before proceeding to exercise any right or power under the Senior Convertible Notes Indenture at the request of such holders. The Senior Convertible Notes Indenture provides that, subject to certain limitations, the holders of a majority in aggregate principal amount of the Senior Convertible Notes then outstanding through their written consent may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred upon the Trustee.
(b) Authentication and Delivery of Notes; Use of Proceeds
     The Senior Convertible Notes shall be executed on behalf of the Applicant by any Officer, under its corporate seal impressed or reproduced thereon. The signature of the Officer on the Senior Convertible Notes may be manual or by facsimile. Notes bearing the manual or facsimile signatures of individuals who were at the time of the execution of the Senior Convertible Notes proper Officers of the Company shall bind the Company, notwithstanding that such individuals or any of them have ceased to hold such offices prior to the authentication and delivery of such Senior Convertible Notes or did not hold such offices at the date of authentication of such Senior Convertible Notes.
     The Senior Convertible Notes will not be valid until an authorized representative of the Trustee manually signs the certificate of authentication on the Senior Convertible Notes. The signature will be conclusive evidence that the Senior Convertible Notes have been authenticated under the Senior Convertible Notes Indenture.
     Senior Convertible Notes offered and exchanged shall be issued, initially in the form of a Global Note in registered form, which shall be deposited with the Trustee, as custodian for, and registered in the name of, The Depository Trust Company or its nominee, and shall be duly executed by the Applicant and authenticated by the Trustee. The aggregate principal amount of the Global Note may from time to time be increased or decreased by adjustments made on the records of the Trustee and the Depositary.
     The Applicant will not receive any proceeds from the issuance of the Senior Convertible Notes because the Senior Convertible Notes are being issued as part of an exchange for Existing Notes.
(c) Release and Substitution of Property Subject to the Lien of the Indenture
     The Senior Convertible Notes are unsecured obligations of the Applicant. As such, the Senior Convertible Notes are not secured by any lien on any property.
(d) Satisfaction and Discharge
     The Applicant may discharge its obligations under the Senior Convertible Notes Indenture while Senior Convertible Notes remain outstanding, subject to certain conditions, if (1) all outstanding Senior Convertible Notes will become due and payable at their scheduled maturity within 60 days or (2) all outstanding Senior Convertible Notes are scheduled for redemption within 60 days, and, in either case, the Applicant has deposited with the Trustee for the purpose of making such principal or redemption payment an amount sufficient to pay and discharge all outstanding Senior Convertible Notes on the date of their scheduled maturity or the scheduled date of redemption.
(e) Evidence Required to be Furnished by the Applicant to the Trustee as to Compliance with the Conditions and Covenants Contained in the Indenture
     The Applicant shall deliver to the Trustee within 120 days after the end of each fiscal year of the Applicant (beginning with the fiscal year ending on December 31, 2006) an Officers’ Certificate, stating whether or not to the knowledge of the signers thereof the Company is in default in the performance and observance of any of the terms, provisions and conditions of the Senior Convertible Notes Indenture (without regard to any period of grace or requirement of notice) and if the Applicant shall be in default, specifying all such defaults and the nature and status thereof of which they may have knowledge.
Item 9. Other Obligors
     The Applicant’s obligations with respect to the New Senior Notes and New Senior Convertible Notes will not be guaranteed by a third person or entity.
Contents of Application for Qualification. This Application for Qualification comprises —
     (a) Pages numbered 1 to 13, consecutively (including an attached Exhibit Index).
     (b) The statement of eligibility and qualification of the trustee under the indenture to be qualified: To be supplied by amendment (see Exhibit T3G).
     (c) The following exhibits in addition to those filed as a part of the statement of eligibility and qualification of the trustee:

Exhibit T3A	Restated Articles of Incorporation of the Applicant (incorporated by reference to Exhibit 3.1 to Applicant’s Form 10-Q for the quarter ended June 30, 2002).

Exhibit T3B	Amended and Restated Bylaws of Applicant (incorporated by reference to the Applicant’s current report on 10-Q for the quarter ended September 30, 2005)

Exhibit T3C-1	Form of Senior Notes Indenture between Applicant and the Trustee.*

Exhibit T3C-2	Form of Senior Convertible Notes Indenture between Applicant and the Trustee.*

Exhibit T3D	Not Applicable.

Exhibit T3E-1	Offering Circular, dated as of February 1, 2006 (incorporated by reference from the Applicant’s Schedule TO filed February 1, 2006).

Exhibit T3E-2	Letter of transmittal, dated February 1, 2006 (incorporated by reference from the Applicant’s Schedule TO filed February 1, 2006).

Exhibit T3E-3	Letter to clients, dated February 1, 2006 (incorporated by reference from the Applicant’s Schedule TO filed February 1, 2006).

Exhibit T3E-4	Letter to Broker-Dealers, dated February 1, 2006 (incorporated by reference from the Applicant’s Schedule TO filed February 1, 2006).

Exhibit T3E-5	Notice of Guaranteed Delivery, dated February 1, 2006 (incorporated by reference to the Applicant’s Schedule TO filed February 1, 2006).

Exhibit T3E-6	Letter to Holders, dated February 1, 2006 (incorporated by reference from the Company’s Schedule TO filed February 1, 2006).

Exhibit T3E-7	Press Release, dated February 1, 2006 (filed as Exhibit 99.1 to the Applicant’s Current Report on Form 8-K dated February 1, 2006 and incorporated herein by reference).

Exhibit T3F-1	Cross reference sheet showing the location in the Senior Notes Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the Trust Indenture Act of 1939.*

Exhibit T3F-2	Cross reference sheet showing the location in the Senior Notes Convertible Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a) inclusive, of the Trust Indenture Act of 1939.*

Exhibit T3G	Statement of eligibility and qualification of the Trustee on Form T-1.*

*	Filed herewith.

SIGNATURE
     Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicant, PRG-Schultz International, Inc., a Georgia corporation, has duly caused this Application for Qualification to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Atlanta, Georgia, on the 28th day of February, 2006.

(SEAL)	PRG-SCHULTZ INTERNATIONAL, INC.

By:	/s/ James B. McCurry
	Name:	James B. McCurry
	Title:	President and Chief Executive Officer

Attest:	/s/ Clinton McKellar, Jr.
Name: Clinton McKellar, Jr.
Title: Senior Vice President, General Counsel and Secretary

EXHIBIT INDEX

Exhibit No.	Description
Exhibit T3A	Restated Articles of Incorporation of the Applicant (incorporated by reference to Exhibit 3.1 to Applicant’s Form 10-Q for the quarter ended June 30, 2002).

Exhibit T3B	Amended and Restated Bylaws of Applicant (incorporated by reference to the Applicant’s current report on 10-Q for the quarter ended September 30, 2005).

Exhibit T3C-1	Form of Senior Notes Indenture between Applicant and the Trustee.*

Exhibit T3C-2	Form of Senior Convertible Notes Indenture between Applicant and the Trustee.*

Exhibit T3D	Not Applicable.

Exhibit T3E-1	Offering Circular, dated as of February 1, 2006 (incorporated by reference from the Applicant’s Schedule TO filed February 1, 2006).

Exhibit T3E-2	Letter of transmittal, dated February 1, 2006 (incorporated by reference from the Applicant’s Schedule TO filed February 1, 2006).

Exhibit T3E-3	Letter to clients, dated February 1, 2006 (incorporated by reference from the Applicant’s Schedule TO filed February 1, 2006).

Exhibit T3E-4	Letter to Broker-Dealers, dated February 1, 2006 (incorporated by reference from the Applicant’s Schedule TO filed February 1, 2006) .

Exhibit T3E-5	Notice of Guaranteed Delivery, dated February 1, 2006 (incorporated by reference to the Applicant’s Schedule TO filed February 1, 2006).

Exhibit T3E-6	Letter to Holders, dated February 1, 2006 (incorporated by reference from the Company’s Schedule TO filed February 1, 2006).

Exhibit T3E-7	Press Release, dated February 1, 2006 (filed as Exhibit 99.1 to the Applicant’s Current Report on Form 8-K dated February 1, 2006 and incorporated herein by reference).

Exhibit T3F-1	Cross reference sheet showing the location in the Senior Notes Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the Trust Indenture Act of 1939.*

Exhibit T3F-2	Cross reference sheet showing the location in the Senior Notes Convertible Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a) inclusive, of the Trust Indenture Act of 1939.*

Exhibit T3G	Statement of eligibility and qualification of the Trustee on Form T-1.*

*	Filed herewith.